U.S. Energy Corp.

950 S. Cherry St., Suite 1515

Denver, Colorado 80246

July 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	U.S. Energy Corp.
Registration Statement on Form S-3
Filed July 27, 2018
File No. 333-226406

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), U.S. Energy Corp., a Wyoming corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 filed with the Commission on July 27, 2018, File No. 333-226406, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement relates to the offer and sale, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, of any combination of debt and equity securities with a maximum aggregate offering price of $100 million (the “Shelf Securities”).

The Registrant is requesting to withdraw the Registration Statement because it no longer intends to offer or sell any of the Shelf Securities at this time. The Commission has not declared the Registration Statement effective, and the Company confirms that it has not sold any Shelf Securities under the Registration Statement. The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filings of the Registration Statement be credited for potential future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the Registrant’s outside counsel, Kirk Tucker at facsimile number (713) 308-4189, Jackson Walker LLP, 1401 McKinney Street, Suite 1900, Houston, Texas 77010. If you have any questions with respect to this matter, please contact Kirk Tucker at (713) 752-4389.

Sincerely,

/s/ RYAN SMITH
Ryan Smith
Chief Financial Officer
U.S. Energy Corp.